SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2013

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A. (the “Company”), held on December 19, 2013, drawn up in summary form.

1.            Date, time and venue:  On December 19, 2013, starting at 9:00 a.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.            Attendance:  Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito, co-Chairmen, and Messrs.  Marcel Herrmann Telles, Roberto Moses Thompson Motta, José Heitor Attilio Gracioso, Álvaro Antônio Cardoso de Souza, Luis Felipe Pedreira Dutra Leite and Luiz Fernando Ziegler de Saint Edmond.

3.            Board:  Chairman: Victorio Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.            Resolutions: It was unanimously and unrestrictedly resolved by the Directors who attended the meeting:

5.1. Changes in the Company’s Management. According to Section 21, letter d) of the Company’s Bylaws, to approve the substitution of (i) the current Industrial Executive Officer, Mr. Márcio Fróes Torres, by Mr. Flávio Barros Torres, Brazilian, engineer, married, bearer of the identity card (RG) No. 2.553.662 – SSP/MG and registered with the Individual Taxpayers’ Registry (CPF) under No. 761.926.526-00; and (ii) the current Corporate Affairs Executive Officer, Mr. Milton Seligman, by Mr. Pedro de Abreu Mariani, who will combine the positions of General Counsel and Corporate Affairs Executive Officer. The new executive officers will be sworn into their respective positions on January 1st, 2014, upon the execution of the instruments of investiture in the proper book, at which time they will execute a statement confirming that there is no impediment to their election to the Company’s Board of Executive Officers, and the term of their mandates shall expire on July 31, 2016.

5.2. New Board of Executive Officers Composition.  In view of the abovementioned resolutions, the Company’s Board of Executive Officers shall henceforth have the following composition, with the term of office expiring on July 31, 2016: (i) Mr. João Mauricio Giffoni de Castro Neves, as “Chief Executive Officer”; (ii) Mr. Nelson José Jamel, as “Chief Financial and Investor Relations Officer”; (iii) Mr. Pedro de Abreu Mariani, as “General Counsel and Corporate Affairs Executive Officer” (iv) Mr. Alexandre Médicis da Silveira, as “Sales Executive Officer”; (v) Mr. Marcel Martins Régis, as “Soft Drinks Executive Officer”; (vi) Mr. Flávio Barros Torres, as “Industrial Executive Officer”; (vii) Mr. Vinícius Guimarães Barbosa, as “Logistics Executive Officer”; (viii) Mr. Sandro de Oliveira Bassili, as “People and Management Executive Officer”; (ix) Mr. Jorge Pedro Victor Mastroizzi, as “Marketing Executive Officer”; and (x) Mr. Ricardo Rittes de Oliveira Silva as “Shared Services and Information Technology Executive Officer”.

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5.3. Capital Increase – Stock Option Plan. In view of the exercise, by certain Beneficiaries, of the stock options granted pursuant to the Company’s Stock Option Plan, to approve and ratify, within the Company’s limit of authorized capital, in accordance with section 6 of its By-laws, as well as section 168 of Law No. 6,404/76, as amended, a capital increase in the total amount of R$ 12,701,716.27, upon issuance of 1,688,940 new common shares, at the issuance average price of R$ 7.520525 per share, without preemptive rights, pursuant to paragraph 3 of article 171 of Law n. 6,404/76 and the rules established under the Stock Option Plan currently in force.  The newly issued shares deriving from the capital increase shall grant its holders the same rights and benefits as the current shares, to be declared as from the present date.

5.            Closure:  With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors who attended the meeting, were duly executed.

São Paulo, December 19, 2013.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Marcel Herrmann Telles	/s/ Roberto Moses Thompson Motta

/s/ José Heitor Attilio Gracioso	/s/ Álvaro Antônio Cardoso de Souza

/s/ Luis Felipe Pedreira Dutra Leite	/s/ Luiz Fernando Ziegler de Saint Edmond

/s/ Pedro de Abreu Mariani Secretary

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2013

AMBEV S.A.

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer